February 12, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Stealth BioTherapeutics Corp

Registration Statement on Form F-1 (File No. 333-229097)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between February 6, 2019 and the date hereof, approximately 1,736 copies of the Preliminary Prospectus dated February 6, 2019 were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m. Eastern Daylight Time, on Thursday, February 14, 2019 or as soon thereafter as practicable.

[signature page follows]

Very truly yours, JEFFERIES LLC EVERCORE GROUP L.L.C. BMO CAPITAL MARKETS CORP. As representatives of the several underwriters JEFFERIES LLC

By:	/s/ Matthew Kim
Name: Title:	Matthew Kim Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ Jeff Rosichan
Name: Title:	Jeff Rosichan Senior Managing Director

BMO CAPITAL MARKETS CORP.

By:	/s/ Annette Grimaldi
Name: Title:	Annette Grimaldi Managing Director

[Signature Page to Acceleration Request of the Underwriters]